The Woodbridge Company Limited **Exhibit 2**

65 Queen Street West
Suite 2400
Toronto, Ontario
Canada M5H 2M8

Tel 416 364-8700
Fax 416 365-9293

Woodbridge

October 15, 2021

■
[Address]

Dear ■,

Re: Stock Option and Share Appreciation Right

I am pleased to advise you that, with effect from October 15, 2021, you have been granted Options to acquire common shares ("Shares") of 1396164 Ontario Limited ("1396164"), together with related Share Appreciation Rights (the "Option and Share Appreciation Rights"), pursuant to The Woodbridge Company Limited 2000 Stock Incentive Plan (the "Plan"), as outlined in Schedule A to this letter.

Exercise Price

The exercise price relevant to the Option and Share Appreciation Rights (the "Exercise Price") is US$261.40, being at least the Fair Market Value of a Share as at October 14, 2021.

1396164 owns common shares of Thomson Reuters ("TR"). Dividends received on these shares by 1396164 are used to acquire additional shares of TR. The strike price of the Options has been set at US$261.40 reflecting the increased value of shares of 1396164. The closing price of a TR share on the NYSE on October 14, 2021 was US$117.00.

The Plan

Participants in the Plan are granted Option and Share Appreciation Rights in respect of a specified number of Shares. The Option and Share Appreciation Rights may be exercised at certain times in accordance with the provisions of the Plan. Upon exercise the participant is entitled to receive the number of Shares covered by such Option, or, on the exercise of the Share Appreciation Right and the surrender of the Option, to be paid by The Woodbridge Company Limited an amount equal to the excess, if any, of the Fair Market Value, as of the date of such exercise and cancellation of the Option, of the Shares covered by such Option over the exercise price of such Option.

Vesting

Your Option and Share Appreciation Rights become exercisable and may be exercised with respect to such number of Shares as you shall from time to time select, in accordance with the applicable vesting schedule attached as Schedule A to this letter.

Expiry

The Option and Share Appreciation Rights will expire on the respective dates as set out in Schedule A to this letter.

Additional Rule

Your Option and Share Appreciation Rights are exercisable by you in accordance with the provisions of the Plan which, among other things, provide as follows:

1. Your Option and Share Appreciation Rights are not transferable and any attempt to transfer, assign, charge or otherwise alienate your Option and Share Appreciation Rights shall automatically render them void.

2. Should you cease to be an Employee prior to the applicable expiry period, your rights in respect of your Option and Share Appreciation Rights or, in the event of your death, the rights of your executors or administrators, will be determined in accordance with the provisions of section 2.5 of the Plan.

3. The number of Shares covered by the Option and Share Appreciation Rights at any time remaining available for exercise, the Exercise Price and the composition of the Option and Share Appreciation Rights shall be appropriately adjusted in the event of a reorganization as provided for in section 1.5 of the Plan.

4. Nothing herein contained shall affect or enlarge your right to be employed by The Woodbridge Company Limited or to continue your present responsibilities, duties and authority.

5. All decisions made by the Board of Directors of The Woodbridge Company Limited or its delegate with regard to any questions arising hereunder or under the Plan, whether of interpretation or otherwise, shall be binding and conclusive on you and your executors or administrators.

6. The Woodbridge Company Limited may, from time to time, identify periods during which you are not permitted to exercise the Option or Share Appreciation Rights.

I hope that the Plan will prove to be of significant benefit to you over the years. I would remind you to treat the existence of the Plan and the details relating to it as strictly confidential. If you have any questions relating to the operation of the Plan, please contact me personally. In the

The Woodbridge Company Limited

meantime, please acknowledge receipt of this letter by signing and returning the enclosed copy to me, it being understood that you have agreed to all the terms and conditions of this letter and of the Plan.

Yours truly,

[●]

:jmd

Acknowledgement

I hereby acknowledge the receipt of the Option and Share Appreciation Rights as set forth in this letter and any schedules thereto.

_____
Signature